Mail Stop 0610   June 15, 2009

Mr. David Price
Executive Vice President, Chief Financial Officer
and Secretary
Cornerstone Therapeutics, Inc.
1255 Crescent Green Drive, Suite 250
Cary, North Carolina 27518

Re: Cornerstone Therapeutics, Inc.
        Revised preliminary proxy statement filed June 12, 2009
        File No. 000-50767

Dear Mr. Price:

        We have reviewed your revised filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Proposals

1. You have combined a number of proposed revisions into five distinct proposals.
    The combination of revisions that require a simple majority with those requiring a
    super majority appears to create a super majority requirement for approval of
    these proposals. Please expand the discussion to indicate what, if anything, will
    happen in the event the respective proposals are not approved.

2.   As previously requested, please revise the proxy card to enable shareholders to
    vote on each proposed revision separately, e.g. proposal 2(a), 2(b), etc. Although
    it may be possible to combine similar proposals together, you have chosen not to
    do so. For example, in proposal two you have combined elimination of a

staggered board, elimination of procedural matters, and the grant of veto power to Chiesi into one proposal.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions regarding these comments or any other matters.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John A. Healy, Esquire
    Clifford Chance US LLP
    31 West 52nd Street
    New York, New York 10019-6131